UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended September 30, 2015
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

As used in this report on Form 6-K (this “Form 6-K”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.
The information and the unaudited condensed consolidated financial statements in this Form 6-K should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2014 (our “2014 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on February 26, 2015. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION
Item 1 — Financial Statements (Unaudited)
Unaudited Condensed Consolidated Financial Statements
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per share information) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenues
Contract drilling	$260,176	$279,637	$817,463	$766,057
Costs and expenses
Operating expenses	(98,334)	(116,850)	(326,391)	(335,780)
General and administrative expenses	(13,208)	(16,467)	(42,902)	(42,773)
Depreciation expense	(61,472)	(50,187)	(175,778)	(142,790)
	(173,014)	(183,504)	(545,071)	(521,343)
Operating income	87,162	96,133	272,392	244,714
Other expense
Interest expense	(36,361)	(35,626)	(106,297)	(90,256)
Other expense	(459)	(870)	(2,853)	(3,270)
Income before income taxes	50,342	59,637	163,242	151,188
Income tax expense	(9,344)	(11,536)	(23,420)	(30,975)
Net income	$40,998	$48,101	$139,822	$120,213
Earnings per common share, basic (Note 8)	$0.19	$0.22	$0.66	$0.55
Weighted-average number of common shares, basic (Note 8)	210,650	217,344	211,684	217,254
Earnings per common share, diluted (Note 8)	$0.19	$0.22	$0.66	$0.55
Weighted-average number of common shares, diluted (Note 8)	210,661	217,547	211,756	217,455
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Comprehensive Income
(in thousands) (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net income	$40,998	$48,101	$139,822	$120,213
Other comprehensive income (loss):
Unrecognized gain (loss) on derivative instruments	(6,330)	3,424	(17,663)	(12,681)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 5)	2,625	2,676	7,831	5,047
Total other comprehensive income (loss)	(3,705)	6,100	(9,832)	(7,634)
Total comprehensive income	$37,293	$54,201	$129,990	$112,579
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	September 30, 2015	December 31, 2014
Assets:
Cash and cash equivalents	$151,065	$167,794
Accounts receivable	146,444	231,027
Materials and supplies	101,982	95,660
Deferred financing costs, current	14,710	14,665
Deferred costs, current	12,640	25,199
Prepaid expenses and other current assets	21,349	17,056
Total current assets	448,190	551,401
Property and equipment, net	5,408,315	5,431,823
Deferred financing costs	35,324	45,978
Other assets	29,107	48,099
Total assets	$5,920,936	$6,077,301
Liabilities and shareholders’ equity:
Accounts payable	$37,773	$40,577
Accrued expenses	44,123	45,963
Long-term debt, current	89,583	369,000
Accrued interest	36,174	24,534
Derivative liabilities, current	9,315	8,648
Deferred revenue, current	58,598	84,104
Total current liabilities	275,566	572,826
Long-term debt, net of current maturities	2,848,439	2,781,242
Deferred revenue	72,226	108,812
Other long-term liabilities	29,620	35,549
Total long-term liabilities	2,950,285	2,925,603
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 210,686 and 215,784 shares outstanding as of September 30, 2015 and December 31, 2014, respectively	2,179	2,175
Additional paid-in capital	2,377,411	2,369,432
Treasury shares, at cost	(30,000)	(8,240)
Accumulated other comprehensive loss	(30,037)	(20,205)
Retained earnings	375,532	235,710
Total shareholders’ equity	2,695,085	2,578,872
Total liabilities and shareholders’ equity	$5,920,936	$6,077,301
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Shareholders’ Equity
(in thousands) (unaudited)

	Common Shares		Additional Paid-In Capital	Treasury Shares		Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
	Shares	Amount		Shares	Amount
Balance at December 31, 2014	215,784	$2,175	$2,369,432	16,986	$(8,240)	$(20,205)	$235,710	$2,578,872
Shares issued under share-based compensation plan	492	4	(460)	(492)	—	—	—	(456)
Shares repurchased	(5,590)	—	—	5,590	(21,760)	—	—	(21,760)
Share-based compensation	—	—	8,439	—	—	—	—	8,439
Other comprehensive loss	—	—	—	—	—	(9,832)	—	(9,832)
Net income	—	—	—	—	—	—	139,822	139,822
Balance at September 30, 2015	210,686	$2,179	$2,377,411	22,084	$(30,000)	$(30,037)	$375,532	$2,695,085
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flow from operating activities:
Net income	$139,822	$120,213
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	175,778	142,790
Amortization of deferred revenue	(65,827)	(83,324)
Amortization of deferred costs	20,119	39,642
Amortization of deferred financing costs	7,971	7,465
Amortization of debt discount	702	582
Deferred income taxes	1,306	3,380
Share-based compensation expense	8,439	7,532
Changes in operating assets and liabilities:
Accounts receivable	84,583	21,787
Materials and supplies	(6,322)	(26,387)
Prepaid expenses and other assets	231	(40,370)
Accounts payable and accrued expenses	(8,058)	21,829
Deferred revenue	3,735	108,734
Net cash provided by operating activities	362,479	323,873
Cash flow from investing activities:
Capital expenditures	(143,324)	(749,686)
Net cash used in investing activities	(143,324)	(749,686)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(456)	174
Proceeds from long-term debt	265,000	360,000
Payments on long-term debt	(478,168)	(5,625)
Payments for financing costs	(500)	(500)
Purchases of treasury shares	(21,760)	—
Net cash provided by (used in) financing activities	(235,884)	354,049
Decrease in cash and cash equivalents	(16,729)	(71,764)
Cash and cash equivalents, beginning of period	167,794	204,123
Cash and cash equivalents, end of period	$151,065	$132,359
See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1 — Nature of Business
Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our fleet of high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients.
Note 2 — Significant Accounting Policies
Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three and nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2014.
Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.
We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and PIDWAL has a 50% ownership interest in two of our rig holding subsidiaries, Pacific Bora Ltd. and Pacific Scirocco Ltd. PIDWAL's interest in the rig holding subsidiaries is held through a holding company of PIDWAL, Pacific Drillship Nigeria Limited (“PDNL”). Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidated all interests of PIDWAL and PDNL and no portion of their operating results is allocated to the noncontrolling interest.
In addition to the joint venture agreement, we are a party to marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and nine months ended September 30, 2015, we incurred fees of $4.1 million and $10.9 million, respectively, under the marketing and logistic services agreements. During the three and nine months ended September 30, 2014, we incurred fees of $4.8 million and $11.5 million, respectively, under such agreements.
Recently Issued Accounting Standards
Revenue Recognition — On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard will replace most existing revenue recognition guidance under GAAP when it becomes effective. The standard will be effective for annual periods and interim periods beginning after December 15, 2017. We plan to adopt the new standard on January 1, 2018. The standard permits the use of either the retrospective or cumulative effect transition method. We have not yet selected a transition method, and we are currently evaluating the effect of the standard on our consolidated financial statements and related disclosures.
Debt Issuance Costs — On April 7, 2015, FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. Early adoption

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

is permitted. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. We plan to adopt the standard on a retrospective basis effective January 1, 2016 and expect that it will result in the netting of our deferred financing costs against long-term debt balances on the consolidated balance sheets for the periods presented and related disclosure. There will be no impact to the manner in which deferred financing costs are amortized in our consolidated financial statements.
Note 3 — Property and Equipment
Property and equipment consists of the following:

	September 30, 2015	December 31, 2014
	(in thousands)
Drillships and related equipment	$5,657,674	$4,892,746
Assets under construction	396,088	1,014,480
Other property and equipment	15,051	10,353
Property and equipment, cost	6,068,813	5,917,579
Accumulated depreciation	(660,498)	(485,756)
Property and equipment, net	$5,408,315	$5,431,823
As of September 30, 2015, assets under construction included the Pacific Zonda and other capital assets not yet placed into service. On October 29, 2015, we exercised our right to rescind the construction contract for the Pacific Zonda. See Note 11 - Subsequent Events.
During the three and nine months ended September 30, 2015, we capitalized interest costs of $9.8 million and $35.7 million, respectively, on assets under construction. During the three and nine months ended September 30, 2014, we capitalized interest costs of $13.6 million and $51.0 million, respectively, on assets under construction.
Note 4 — Debt
Debt consists of the following:

	September 30, 2015	December 31, 2014
	(in thousands)
Due within one year:
2015 Senior Unsecured Bonds	$—	$286,500
2018 Senior Secured Term Loan B	7,500	7,500
Senior Secured Credit Facility	82,083	75,000
Total current debt	89,583	369,000
Long-term debt:
2017 Senior Secured Bonds	$498,753	$498,369
2018 Senior Secured Term Loan B	723,644	728,706
Senior Secured Credit Facility	841,042	804,167
2020 Senior Secured Notes	750,000	750,000
2014 Secured Revolving Credit Facility	35,000	—
Total long-term debt	2,848,439	2,781,242
Total debt	$2,938,022	$3,150,242

2015 Senior Unsecured Bonds
On February 23, 2015, we repaid the $286.5 million outstanding principal and accrued interest on the 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”).

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

2017 Senior Secured Notes
In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, and the Company, as guarantor, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured notes due 2017 (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, and mature on December 1, 2017.
The 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.
As of September 30, 2015, we were in compliance with all 2017 Senior Secured Notes covenants.
Recent Amendments and Termination
On November 5, 2015, we entered into Amendment No. 5 (“Amendment No. 5”) to the SSCF (as defined below) and the Fifth Amendment (the “Fifth Amendment”) to the 2013 Revolving Credit Facility (as defined below) to, among other matters: (i) amend certain of the financial covenants in both the SSCF and the 2013 Revolving Credit Facility and (ii) increase the cash sublimit on the 2013 Revolving Credit Facility from $300.0 million to $500.0 million. On October 26, 2015, we repaid all amounts outstanding under the 2014 Revolving Credit Facility (as defined below), and, in connection with our rescission of the construction contract for the Pacific Zonda, the 2014 Revolving Credit Facility was terminated effective as of October 30, 2015. See Note 11 - Subsequent Events.
Senior Secured Credit Facility Agreement
On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”) and the Company, as guarantor, entered into a senior secured credit facility agreement, as amended and restated (the “SSCF”), to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). Following the final drawdown in the second quarter of 2015, the SSCF consisted of two principal tranches: (i) a Commercial Tranche of $492.5 million provided by a syndicate of commercial banks and (ii) a Garanti - Instituttet for Eksportkreditt (“GIEK”) Tranche of $492.5 million guaranteed by GIEK, comprised of two sub-tranches: (x) an Eksportkreditt Norge AS (“EKN”) sub-tranche of $246.3 million and (y) a bank sub-tranche of $246.3 million. The SSCF is primarily secured on a first priority basis by liens on the SSCF Vessels, and by an assignment of earnings and insurance proceeds relating thereto.
Borrowings under (A) the Commercial Tranche bear interest at LIBOR plus a margin of 3.5%, (B) the EKN sub-tranche bear interest, at our option, at (i) LIBOR plus a margin of 1.25% (which margin may be reset on May 31, 2019) or (ii) at a Commercial Interest Reference Rate of 2.37%, and (C) the bank sub-tranche bear interest at LIBOR plus a margin of 1.25%. Borrowings under both sub-tranches are subject to a guarantee fee of 2% per annum. Interest is payable quarterly.
Pursuant to Amendment No. 5, borrowings under the Commercial Tranche bear interest as described in Note 11 - Subsequent Events.
The Commercial Tranche will mature on May 31, 2019. Loans made with respect to each vessel under the GIEK Tranche mature twelve years following the delivery of the applicable vessel. The GIEK Tranche contains a put option exercisable if the Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.
As of September 30, 2015, we were in compliance with all SSCF covenants.
June 2013 Financing Transactions
On June 3, 2013, we completed three related but distinct financing transactions totaling $2.0 billion. The transactions included (i) a $750.0 million private placement of 5.375% senior secured notes due 2020 (the “2020 Senior Secured Notes”), (ii) a $750.0 million senior secured institutional term loan with a 2018 maturity (the “Senior Secured Term Loan B”) and (iii) a $500.0 million senior secured revolving credit facility maturing in 2018, as amended (the “2013 Revolving Credit Facility”).

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

2020 Senior Secured Notes
The 2020 Senior Secured Notes were sold at par. The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, and mature on June 1, 2020.
The 2020 Senior Secured Notes are guaranteed by each of our subsidiaries that own the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Shared Collateral Vessels”), each of our subsidiaries that owns or previously owned equity or similar interests in a Shared Collateral Vessel-owning subsidiary, and certain other of our subsidiaries that are parties to charters in respect of the Shared Collateral Vessels, and will be guaranteed by certain other future subsidiaries. The indenture for the 2020 Senior Secured Notes allows for the issuance of up to $100.0 million of additional notes provided no default is continuing and we are otherwise in compliance with all applicable covenants.
The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan B, the 2013 Revolving Credit Facility and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the 2013 Revolving Credit Facility pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).
As of September 30, 2015, we were in compliance with all 2020 Senior Secured Notes covenants.
2018 Senior Secured Institutional Term Loan – Term Loan B
The Senior Secured Term Loan B was issued at 99.5% of its face value and bears interest, at our election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate, in each case plus a margin of 2.5% per annum. Interest is payable quarterly. The Senior Secured Term Loan B requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.
The Senior Secured Term Loan B has an accordion feature that would permit additional loans to be extended so long as our total outstanding obligations in connection with the Senior Secured Term Loan B and the 2020 Senior Secured Notes do not exceed $1.7 billion.
The Senior Secured Term Loan B is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.
As of September 30, 2015, we were in compliance with all Senior Secured Term Loan B covenants.
2013 Revolving Credit Facility
As of September 30, 2015, borrowings under the 2013 Revolving Credit Facility bore interest, at our option, at either (1) LIBOR plus a margin ranging from 2.5% to 3.25% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever was the highest rate, in each case plus a margin ranging from 1.5% to 2.25% based on our leverage ratio. Undrawn commitments accrued a fee ranging from 0.7% to 1% per annum based on our leverage ratio. Interest was payable quarterly.
Pursuant to the Fifth Amendment, borrowings bear interest as described in Note 11 - Subsequent Events.
Prior to the Fifth Amendment, the 2013 Revolving Credit Facility permitted loans to be extended up to a maximum sublimit of $300.0 million and permitted letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The 2013 Revolving Credit Facility has a maturity date of June 3, 2018.
The 2013 Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

As of September 30, 2015, no amounts were outstanding or issued as letters of credit under the 2013 Revolving Credit Facility.
As of September 30, 2015, we were in compliance with all 2013 Revolving Credit Facility covenants.
October 2014 Transaction
2014 Revolving Credit Facility
On October 29, 2014, we entered into a revolving credit facility with an aggregate principal amount of up to $500.0 million (the “2014 Revolving Credit Facility”), for pre-delivery, delivery and post-delivery financing of the Pacific Zonda and other general corporate purposes. As of September 30, 2015, there was $35.0 million outstanding under the 2014 Revolving Credit Facility. Subsequent to September 30, 2015, the 2014 Revolving Credit Facility terminated as described in Note 11 - Subsequent Events.
Prior to its termination, borrowings under the 2014 Revolving Credit Facility bore interest, at our option, at either (1) LIBOR plus a margin ranging from 1.75% to 2.5% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the 1-month LIBOR, whichever was the highest rate, in each case plus a margin ranging from 0.75% to 1.5% based on our leverage ratio. Undrawn commitments accrued a fee ranging from 0.5% to 0.8% per annum based on our leverage ratio. Interest was payable quarterly.
As of September 30, 2015, we were in compliance with all 2014 Revolving Credit Facility covenants.
Note 5 — Derivatives
We are currently exposed to market risk from changes in interest rates and foreign exchange rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.
On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. On a quarterly basis, we pay a fixed rate of 1.56% and receive the maximum of 1% or three-month LIBOR.
On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of July 1, 2014. The interest rate swap has a notional value of $400.0 million, does not amortize and matures on July 1, 2018. On a quarterly basis, we pay a fixed rate of 1.66% and receive three-month LIBOR.
On December 17, 2014, we entered into a series of foreign currency forward contracts as a cash flow hedge against future exchange rate fluctuations between the Euro and US Dollar. We are using the forward contracts to hedge Euro payments for forecasted capital expenditures. The forward contracts have an aggregate notional value of €18.5 million with settlement dates of December 15, 2015, January 15, 2016 and December 15, 2016. Upon each settlement, we pay US Dollars and receive Euros at forward rates ranging from $1.25 to $1.27.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of September 30, 2015 and December 31, 2014:

Derivatives Designated as Hedging Instruments	Balance Sheet Location	September 30, 2015	December 31, 2014
		(in thousands)
Long-term—Interest rate swaps	Other assets	$—	$5,601
Short-term—Interest rate swaps	Derivative liabilities, current	(7,861)	(8,381)
Long-term—Interest rate swaps	Other long-term liabilities	(3,656)	—
Short-term—Foreign currency forward contracts	Derivative liabilities, current	(1,454)	(267)
Long-term—Foreign currency forward contracts	Other long-term liabilities	(802)	(296)
Total		$(13,773)	$(3,343)
We have elected not to offset the fair value of derivatives subject to master netting agreements, but to report them on a gross basis on our condensed consolidated balance sheets.

The following table summarizes the cash flow hedge gains and losses for the three months ended September 30, 2015 and 2014:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized in Other Comprehensive Income (“OCI”) for the Three Months Ended September 30,		Loss Reclassified from Accumulated OCI into Income for the Three Months Ended September 30,		Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Three Months Ended September 30,
	2015	2014	2015	2014	2015	2014
	(in thousands)
Interest rate swaps	$(3,735)	$6,100	$2,625	$2,676	$—	$—
Foreign currency forward contracts	$30	$—	$—	$—	$—	$—

The following table summarizes the cash flow hedge gains and losses for the nine months ended September 30, 2015 and 2014:

Derivatives in Cash Flow Hedging Relationships	Loss Recognized in Other Comprehensive Income (“OCI”) for the Nine Months Ended September 30,		Loss Reclassified from Accumulated OCI into Income for the Nine Months Ended September 30,		Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded from Effectiveness Testing) for the Nine Months Ended September 30,
	2015	2014	2015	2014	2015	2014
	(in thousands)
Interest rate swaps	$(8,140)	$(7,634)	$7,831	$5,047	$—	$—
Foreign currency forward contracts	$(1,692)	$—	$—	$—	$—	$—
As of September 30, 2015, the estimated amount of net losses associated with derivative instruments that would be reclassified from accumulated other comprehensive loss to earnings during the next twelve months is $8.7 million. During the three and nine months ended September 30, 2015, we reclassified losses from accumulated other comprehensive loss of $2.4 million and $7.2 million to interest expense and $0.2 million and $0.6 million to depreciation, respectively. During the three and nine months ended September 30, 2014, we reclassified losses from accumulated other comprehensive loss of $2.5 million and $4.5 million to interest expense and $0.2 million and $0.6 million to depreciation, respectively.
Note 6 — Fair Value Measurements
We estimated fair value by using appropriate valuation methodologies and information available to management as of September 30, 2015 and December 31, 2014. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. The estimated fair value of our SSCF debt and 2014 Revolving Credit Facility approximates carrying value because the variable rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	September 30, 2015		December 31, 2014
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in thousands)
2015 Senior Unsecured Bonds	$—	$—	$286,500	$284,351
2017 Senior Secured Bonds	498,753	340,000	498,369	447,500
2018 Senior Secured Term Loan B	731,144	436,209	736,206	614,551
2020 Senior Secured Notes	750,000	450,000	750,000	600,000
We estimate the fair values of our variable-rate and fixed-rate debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.
The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	September 30, 2015
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$—	—	$—	—
Liabilities:
Interest rate swaps	$(11,517)	—	$(11,517)	—
Foreign currency forward contracts	$(2,256)	—	$(2,256)	—

	December 31, 2014
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$5,601	—	$5,601	—
Liabilities:
Interest rate swaps	$(8,381)	—	$(8,381)	—
Foreign currency forward contracts	$(563)	—	$(563)	—
We use an income approach to value assets and liabilities for outstanding interest rate swaps and foreign currency forward contracts. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates and forward rates. The determination of the fair values above incorporated various factors, including the impact of the counterparty’s non-performance risk with respect to our financial assets and our non-performance risk with respect to our financial liabilities.
See Note 5 for further discussion of our use of derivative instruments and their fair values.
Note 7 — Commitments and Contingencies
Commitments — As of November 5, 2015, we had no material commitments.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Custom Bonds—As of September 30, 2015, we were contingently liable under certain performance, bid and custom bonds totaling approximately $224.2 million issued as security in the normal course of our business.
Contingencies — It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean Offshore Deepwater Drilling, Inc. (“Transocean”) filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean subsequently filed an Amended Complaint against us on May 13, 2013. In its Amended Complaint, Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. On May 31, 2013, we filed our Answer to the Amended Complaint and our Counterclaims seeking Declaratory Judgments that we do not infringe the asserted Transocean patents and that such patents are invalid and unenforceable. The Court issued its claim construction order on May 27, 2015, and the trial for this matter is currently scheduled for March 14, 2016. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material adverse effect on our financial position, results of operations or cash flows.
Note 8 — Earnings per Share
The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands, except per share information)
Numerator:
Net income, basic and diluted	$40,998	$48,101	$139,822	$120,213
Denominator:
Weighted-average number of common shares outstanding, basic	210,650	217,344	211,684	217,254
Effect of share-based compensation awards	11	203	72	201
Weighted-average number of common shares outstanding, diluted	210,661	217,547	211,756	217,455
Earnings per share:
Basic	$0.19	$0.22	$0.66	$0.55
Diluted	$0.19	$0.22	$0.66	$0.55

The following table presents the share effects of share-based compensation awards excluded from our computations of diluted earnings per share as their effect would have been anti-dilutive for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
	(in thousands)		(in thousands)
Share-based compensation awards	9,510	6,488	9,449	6,490
Note 9 — Income Taxes
We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of September 30, 2015 and December 31, 2014, we had $21.2 million and $23.2 million, respectively, of unrecognized tax benefits (excluding interest and penalties) which were included in other long-term liabilities on our consolidated balance sheet. The entire balance of unrecognized tax benefits as of September 30, 2015 would favorably impact our effective tax rate if recognized. Included on our balance sheet as of September 30, 2015 and December 31, 2014 were $1.6 million and $1.2 million, respectively, of interest and penalties related to unrecognized tax benefits.

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 10 — Supplemental Cash Flow Information
Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the nine months ended September 30, 2015 and 2014, changes in accrued capital expenditures were $5.0 million and $(17.7) million, respectively.
During the nine months ended September 30, 2015 and 2014, non-cash amortization of deferred financing costs and accretion of debt discount totaling $3.4 million and $4.0 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our condensed consolidated statements of cash flows for the nine months ended September 30, 2015 and 2014.
Note 11 — Subsequent Events
On January 25, 2013, we entered into a contract with Samsung Heavy Industries Co., Ltd. (“SHI”) for the construction of the Pacific Zonda, which provided for a purchase price of approximately $517.5 million for the acquisition of the vessel originally scheduled for delivery by March 31, 2015 (the “Construction Contract”). We made advance payments in the aggregate of approximately $181.1 million for the vessel as required under the Construction Contract. On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver a vessel that substantially met the criteria required for completion of the vessel in accordance with the Construction Contract and its specifications. The Construction Contract provides that in the event of rescission, SHI is required to promptly refund the advance payments made by us under the Construction Contract plus interest thereon calculated from the date each advance payment was made. SHI’s obligation to refund such amounts is guaranteed by a third party bank. As of November 5, 2015, SHI had not refunded the advance payments. At this time, we cannot forecast the impact of the rescission, if any, on our financial statements.
On October 26, 2015, we repaid all amounts outstanding under the 2014 Revolving Credit Facility, and, in connection with our rescission of the Construction Contract for the Pacific Zonda, the 2014 Revolving Credit Facility was terminated effective as of October 30, 2015.
On November 5, 2015, we entered into Amendment No. 5 to the SSCF and the Fifth Amendment to the 2013 Revolving Credit Facility to, among other matters: (i) amend certain of the financial covenants; and (ii) increase the cash sublimit on the 2013 Revolving Credit Facility from $300.0 million to $500.0 million.
Amendment No. 5 and the Fifth Amendment amend the leverage ratio (adjusted net debt to adjusted EBITDA), which is calculated on the last day of each applicable fiscal quarter, to no greater than:
(i) 4.75 to 1.00, during the period from October 1, 2015 through December 31, 2015;
(ii) 5.00 to 1.00, during the period from January 1, 2016 through March 31, 2016;
(iii) 5.50 to 1.00, during the period from April 1, 2016 through June 30, 2016;
(iv) 6.00 to 1.00, during the period from July 1, 2016 through December 31, 2017; and
(v) 4.00 to 1.00, thereafter for the SSCF and 4.25 to 1.00, thereafter for the 2013 Revolving Credit Facility.
Amendment No. 5 and the Fifth Amendment also require us to maintain a net debt per rig ratio of not greater than:
(i) $425.0 million, during the period from July 1, 2015 through June 30, 2016;
(ii) $405.0 million, during the period from July 1, 2016 through December 31, 2016;
(iii) $387.5 million, during the period from January 1, 2017 through March 31, 2017;
(iv) $382.5 million, during the period from April 1, 2017 through June 30, 2017;
(v) $370.0 million, during the period from July 1, 2017 through September 30, 2017; and
(vi) $360.0 million, during the period from October 1, 2017 through December 31, 2017. Thereafter, the requirement to maintain a net debt per rig ratio will no longer apply.
In addition, Amendment No. 5 also waives the projected debt service cover ratio during the period from July 1, 2015 through December 31, 2017. This ratio will apply after the waiver period.
Amendment No. 5 and the Fifth Amendment contain (i) restrictions on our ability to pay dividends and repurchase shares and (ii) additional restrictions on our and our subsidiaries’ ability to make certain investments. Such restrictions will expire on

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

March 31, 2018 to the extent we are in compliance with the financial covenants as of such date. The Fifth Amendment also contains additional restrictions on our and our subsidiaries’ ability to utilize proceeds of the 2013 Revolving Credit Facility for repurchases or redemptions of our indebtedness or the indebtedness of our subsidiaries (with certain exceptions).
Pursuant to Amendment No. 5, an equivalent in margin increase equal to 0.25% on the borrowings under the Commercial Tranche and the GIEK Tranche is payable quarterly, during the period commencing on the closing of Amendment No. 5 and ending on March 31, 2018 to the extent we are in compliance with the financial covenants as of such date.
Pursuant to the Fifth Amendment, borrowings bear interest, at our option, at either (1) LIBOR plus a margin ranging from 3.25% to 3.75% based on our leverage ratio, or (2) a rate of interest per annum equal to (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% or (iii) 1% per annum above the one-month LIBOR, whichever is the highest rate, in each case plus a margin ranging from 2.25% to 2.75% based on our leverage ratio. Undrawn commitments accrue a fee ranging from 1.3% to 1.5% per annum based on our leverage ratio. Interest is payable quarterly.

Item 2 — Operating and Financial Review and Prospects
Overview
We are an international offshore drilling contractor committed to becoming the preferred provider of offshore drilling services to the oil and natural gas industry through the use of high-specification floating rigs. Our primary business is to contract our high-specification rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and high-specification drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.
We are focused on the high-specification segment of the floating rig market. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include rigs in water depths of more than 7,500 feet or projects requiring advanced operating capabilities, such as high hook-loads (>1,000 tons), large accommodations (200+ beds), increased mud storage and pumping capacity, and high deck-load and space capabilities. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.
Our Fleet

Rig Name (1)	Delivered	Water Depth (in feet)	Drilling Depth (in feet)	Customer
Pacific Bora	2010	10,000	37,500	Chevron
Pacific Scirocco	2011	12,000	40,000	Total
Pacific Mistral	2011	12,000	37,500	Available
Pacific Santa Ana	2011	12,000	40,000	Chevron
Pacific Khamsin	2013	12,000	40,000	Chevron
Pacific Sharav	2014	12,000	40,000	Chevron
Pacific Meltem	2014	12,000	40,000	Available
(1) On October 29, 2015, we exercised our right to rescind the construction contract for the Pacific Zonda due to SHI’s failure to timely deliver a vessel that substantially met the criteria required for completion of the vessel in accordance with the construction contract and its specifications.
Drilling Contracts for our Fleet
The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”). The contract has been extended to August 2016.

•
The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). Through the exercise of several options, Total has extended the contract term to January 2017.

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•	The Pacific Khamsin entered service in Nigeria on December 17, 2013 under a two-year contract with a subsidiary of Chevron.

•	The Pacific Sharav entered service in the U.S. Gulf of Mexico on August 27, 2014 under a five-year contract with a subsidiary of Chevron.
Available Drillships
The Pacific Mistral and the Pacific Meltem are currently idle in Aruba while actively seeking contracts.

Significant Developments
See Note 11 to the unaudited condensed consolidated financial statements.
General Industry Trends and Outlook
Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs, which are influenced by various factors, including the level and volatility of oil prices. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.
Drilling Rig Supply
Across the industry, there have been no orders placed since April 2014 to build additional high-specification semi-submersibles or drillships. We estimate there are approximately 37 high-specification rigs delivered or scheduled for delivery from October 1, 2015 until the end of 2017, 16 of which have not yet been announced as contracted to clients. Because of the long lead times involved in rig construction, supply can be forecasted through the end of 2017. Due to several delays in delivery dates and canceled orders, our estimate of available high-specification rigs through 2017 has decreased from the first quarter of 2015. Further cancellation of existing orders and shipyard delays could occur, especially among yards forecasted to make their first deliveries during this time frame. The supply of high-specification units through the end of 2017 can be estimated as a range between 105 and 120. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.
Drilling Rig Demand
Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water, more remote locations and are more capital intensive and longer lasting than those of older or less capable drilling rigs. Long-term expectations about future oil prices have historically been the key driver for deepwater and high-specification exploration and development spending. Although dayrates and utilization for modern drillships have typically been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, sustained declines in oil prices have significantly impacted the number of projects available for modern drillships.
Since the fourth quarter of 2014, oil prices have exhibited great volatility, declining significantly. The current prices are at a level that has rendered some deepwater projects uneconomic and may continue to do so through 2016. The duration of weakness in long-term oil prices remains uncertain.
Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology, and emphasis on deepwater and high-specification exploration and production versus other areas. During the first three quarters of 2015, there were no material adverse changes to regulations or other restrictions affecting our ability to operate in countries where we currently, or in the future may, operate.
Overall, the first three quarters of 2015 saw an extremely slow pace for high-specification contracting activity compared to recent years resulting from the various factors impacting drilling rig demand, most notably the decline in oil prices and related reductions to our clients' and prospective clients' drilling programs.
Supply and Demand Balance
Since the close of 2014, capital expenditure budgets have significantly declined for many exploration and production companies, and we currently see utilization of modern drillships below 80%, which we expect to continue through 2016.
We estimate that from October 1, 2015 until the end of 2016, approximately 34 - 38 high-specification rigs without currently confirmed client contracts will be available to commence operations. Additionally, multiple older, lower-specification ultra-deepwater and mid-water drillships and semisubmersibles have recently completed contracts without follow-on contracts. The recent mismatch of the timing of supply and demand has exerted considerable pressure on the market and resulted in lower dayrates than have been available over the past few years. While recent scrapping and cold stacking of older assets has lowered the total rig supply, previously ordered newbuilds continue to be added to the fleet. The industry will need to remove additional rigs from supply to rebalance the global fleet and see demand increase to absorb the excess supply.
For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2014 Annual Report.

Contract Backlog
Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 5, 2015, our contract backlog was approximately $1.6 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under drilling contracts with Chevron and Total. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.
The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.
The firm commitments that comprise our $1.6 billion contract backlog as of November 5, 2015, are as follows:

Rig	Contracted Location	Client	Contract Backlog(a)	Contractual Dayrate(a)(b)	Average Contract Backlog Revenue Per Day(a)	Actual Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$177,871	$586	$602	August 26, 2011	5 years
Pacific Scirocco	Nigeria	Total	$216,089	$499	$499	December 31, 2011	5 years and 8 days
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$304,075	$490	$552	March 21, 2012	5 years and 38 days
Pacific Khamsin	Nigeria	Chevron	$30,988	$660	$750	December 17, 2013	2 years
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$850,299	$558	$611	August 27, 2014	5 years
__________________________

(a)	In thousands. Based on signed drilling contracts and signed commitments as further described above.

(b)	Based on current contractual dayrate amounts, subject to any applicable escalation provisions.

Results of Operations
Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014
The following table provides a comparison of our condensed consolidated results of operations for the three months ended September 30, 2015 and 2014:

	Three Months Ended September 30,
	2015	2014	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$260,176	$279,637	$(19,461)	7%
Costs and expenses
Operating expenses	(98,334)	(116,850)	18,516	16%
General and administrative expenses	(13,208)	(16,467)	3,259	20%
Depreciation expense	(61,472)	(50,187)	(11,285)	22%
	(173,014)	(183,504)	10,490	6%
Operating income	87,162	96,133	(8,971)	9%
Other expense
Interest expense	(36,361)	(35,626)	(735)	2%
Other expense	(459)	(870)	411	47%
Income before income taxes	50,342	59,637	(9,295)	58%
Income tax expense	(9,344)	(11,536)	2,192	19%
Net income	$40,998	$48,101	$(7,103)	15%
Revenues. The decrease in revenues for the three months ended September 30, 2015 resulted primarily from the Pacific Mistral being idle during the period and lower than expected revenue efficiency for our operating rigs, as compared to the three months ended September 30, 2014. The decrease was partially offset by an increase in operating revenues of the Pacific Sharav, which commenced operations in August 2014, and drillships under contract operating at a higher average contractual dayrate of $559,000 for the three months ended September 30, 2015 compared to $518,000 for the three months ended September 30, 2014.
During the three months ended September 30, 2015, our operating fleet of drillships achieved an average revenue efficiency of 90.8% compared to 94.4% for the three months ended September 30, 2014. Revenue efficiency is defined as the actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.
The decline in revenue efficiency as compared to the three months ended September 30, 2014 resulted primarily from unplanned downtime on the Pacific Khamsin due to blowout preventer repairs, which reduced our average revenue efficiency by approximately 7.1%. Without this downtime, our average revenue efficiency would have been 97.9% for the three months ended September 30, 2015.
Contract drilling revenue for the three months ended September 30, 2015 and 2014 also included amortization of deferred revenue of $21.7 million and $27.3 million and reimbursable revenues of $6.0 million and $9.7 million, respectively. The decrease in the amortization of deferred revenue was primarily due to completion of the primary contract term for the Pacific Bora in August 2014 and for the Pacific Mistral in February 2015, partially offset by the additional deferred revenue for the Pacific Sharav. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The decrease in reimbursable revenues was related to corresponding decreases in reimbursable costs incurred.

Operating expenses. The following table summarizes operating expenses:

	Three Months Ended September 30,
	2015	2014
	(in thousands)
Direct rig related operating expenses, net	$79,423	$86,698
Reimbursable costs	5,404	8,356
Shore-based and other support costs	7,670	8,911
Amortization of deferred costs	5,837	12,885
Total	$98,334	$116,850
The decrease in direct rig related operating expenses for the three months ended September 30, 2015, as compared to the three months ended September 30, 2014, resulted from cost saving initiatives implemented to date for both operating and idle drillships.
Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.
The decrease in amortization of deferred costs was primarily due to completion of the primary contract term for the Pacific Bora in August 2014 and for the Pacific Mistral in February 2015, partially offset by the additional deferred costs for the Pacific Sharav.
Direct rig related operating expenses and shore-based and other support costs divided by the number of operating rig days were as follows:

	Three Months Ended September 30,
	2015	2014
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$135.1	$175.5
Shore-based and other support costs	13.0	18.0
Total	$148.1	$193.5
The decrease in direct rig related operating expenses per operating rig per day for the three months ended September 30, 2015, as compared to the same period in 2014, was attributable to cost saving measures implemented on operating and idle drillships.
The decrease in shore-based and other support costs per operating rig per day for the three months ended September 30, 2015, as compared to the same period in 2014, was due to a significant reduction in Brazil office overhead, leveraging our shore-based resources to service a larger fleet, as well as the implementation of cost savings initiatives.
General and administrative expenses. The decrease in general and administrative expenses for the three months ended September 30, 2015 as compared to the three months ended September 30, 2014, resulted from cost saving initiatives implemented to date. Additionally, general and administrative expenses for the three months ended September 30, 2014 included $1.8 million in lease termination costs and office relocation expenses associated with our Houston office move.
Depreciation expense. The increase in depreciation expense for the three months ended September 30, 2015, as compared to the same period in 2014, related to depreciation expense incurred on the Pacific Sharav and the Pacific Meltem, after being placed into service on August 27, 2014 and August 25, 2015 respectively.

Interest expense. The following table summarizes interest expense:

	Three Months Ended September 30,
	2015	2014
	(in thousands)
Interest	$(43,732)	$(46,766)
Realized losses on interest rate swaps	(2,426)	(2,477)
Capitalized interest	9,797	13,617
Interest expense	$(36,361)	$(35,626)
The increase in interest expense for the three months ended September 30, 2015, as compared to the same period of 2014, was due to a reduction in capitalized interest resulting from placing the Pacific Sharav and the Pacific Meltem into service, partially offset by the benefit to interest expense resulting from a lower overall average borrowing rate.
Other expense. The decrease in other expense primarily related to currency exchange fluctuations.
Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the quarter in which they occur. During the three months ended September 30, 2015 and 2014, our effective tax rate was 18.6% and 19.3%, respectively.
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The decrease in our effective tax rate for the three months ended September 30, 2015, as compared to the three months ended September 30, 2014 primarily related to a decrease in the blend of income taxed in relatively high taxed jurisdictions versus low taxed jurisdictions.
Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014
The following table provides a comparison of our condensed consolidated results of operations for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014	Change	% Change
	(in thousands, except percentages)
Revenues
Contract drilling	$817,463	$766,057	$51,406	7%
Costs and expenses
Operating expenses	(326,391)	(335,780)	9,389	3%
General and administrative expenses	(42,902)	(42,773)	(129)	—%
Depreciation expense	(175,778)	(142,790)	(32,988)	23%
	(545,071)	(521,343)	(23,728)	5%
Operating income	272,392	244,714	27,678	11%
Other expense
Interest expense	(106,297)	(90,256)	(16,041)	18%
Other expense	(2,853)	(3,270)	417	13%
Income before income taxes	163,242	151,188	12,054	8%
Income tax expense	(23,420)	(30,975)	7,555	24%
Net income (loss)	$139,822	$120,213	$19,609	16%

Revenues. The increase in revenues for the nine months ended September 30, 2015 resulted primarily from the fleet operating at higher revenue efficiency and average contractual dayrate of $556,000 as compared to $516,000 in the nine months ended September 30, 2014.

During the nine months ended September 30, 2015, our operating fleet of drillships increased average revenue efficiency to 93.9%, as compared to 91.7% during the nine months ended September 30, 2014.

Contract drilling revenue for the nine months ended September 30, 2015 and 2014 also included amortization of deferred revenue of $65.8 million and $83.3 million and reimbursable revenues of $21.6 million and $21.9 million, respectively. The decrease in amortization of deferred revenue was primarily due to completion of the primary contract term for the Pacific Bora in August 2014 and for the Pacific Mistral in February 2015, partially offset by the additional deferred revenue for the Pacific Sharav.

Operating expenses. The following table summarizes operating expenses:

	Nine Months Ended September 30,
	2015	2014
	(in thousands)
Direct rig related operating expenses, net	$261,064	$250,308
Reimbursable costs	20,297	19,478
Shore-based and other support costs	24,911	26,352
Amortization of deferred costs	20,119	39,642
Total	$326,391	$335,780

The increase in direct rig related operating expenses was due to the increase in our fleet size for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014.
Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.
The decrease in amortization of deferred costs was primarily due to completion of the primary contract term for the Pacific Bora in August 2014 and for the Pacific Mistral in February 2015, partially offset by the additional deferred costs for the Pacific Sharav.
Direct rig related operating expenses and shore-based and other support costs divided by the number of operating rig days were as follows:

	Nine Months Ended September 30,
	2015	2014
	(in thousands, amounts per operating rig per day)
Direct rig related operating expenses, net	$156.0	$178.9
Shore-based and other support costs	14.9	18.8
Total	$170.9	$197.7
The decrease in direct rig related operating expenses per operating rig per day for the nine months ended September 30, 2015, as compared to the same period in 2014, was attributable to cost saving measures implemented on both operating and idle drillships.
The decrease in shore-based and other support costs per operating rig per day for the nine months ended September 30, 2015, as compared to the same period in 2014, was due to a significant reduction in Brazil office overhead, leveraging our shore-based resources to service a larger fleet, as well as the implementation of cost savings initiatives.
General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2015 were in line with the nine months ended September 30, 2014. Increased costs incurred in the nine months ended September 30, 2015 necessary to operate our larger fleet were substantially offset by cost saving initiatives.

Depreciation expense. The increase in depreciation expense for the nine months ended September 30, 2014, as compared to the same period in 2014, related to depreciation expense incurred on the Pacific Sharav and the Pacific Meltem, after being placed into service on August 27, 2014 and August 25, 2015 respectively.
Interest expense. The following table summarizes interest expense:

	Nine Months Ended September 30,
	2015	2014
	(in thousands)
Interest	$(134,772)	$(136,765)
Realized losses on interest rate swaps	(7,234)	(4,483)
Capitalized interest	35,709	50,992
Interest expense	$(106,297)	$(90,256)
The increase in interest expense for the nine months ended September 30, 2015, as compared to the same period in 2014, was due to higher overall borrowing and a reduction in capitalized interest resulting from placing the Pacific Sharav and the Pacific Meltem into service, partially offset by the benefit to interest expense resulting from a lower overall average borrowing rate.
Other expense. The decrease in other expense primarily related to currency exchange fluctuations.
Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the nine months ended September 30, 2015 and 2014, our effective tax rate was 14.3% and 20.5%, respectively. The tax rate for the nine months ended September 30, 2015 was positively impacted by a discrete decrease in uncertain tax positions of $9.6 million. Without the impact of this discrete item, the effective tax rate for the nine months ended September 30, 2015 was 20.2%.
The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The decrease in our effective tax rate for the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014 (excluding the impact of the aforementioned discrete item), primarily related to a decrease in the blend of income taxed in relatively high taxed jurisdictions versus low taxed jurisdictions.
Liquidity and Capital Resources
Liquidity
As of September 30, 2015, we had $151.1 million of cash and cash equivalents. As a result of the Fifth Amendment, we now have access to borrow up to $500.0 million under our 2013 Revolving Credit Facility, subject to the restrictions described in Note 11 to the unaudited condensed consolidated financial statements. As of September 30, 2015, no amounts were outstanding or issued as letters of credit under the 2013 Revolving Credit Facility.
Our liquidity requirements include meeting ongoing working capital needs, repaying our outstanding indebtedness and maintaining adequate credit facilities or cash balances to compensate for the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities, which includes availability under the 2013 Revolving Credit Facility, as recently amended. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs. We have instituted several company-wide cost savings measures and are implementing additional measures to reduce costs to an optimal level that allows us to continue our focus on service quality. We expect these activities to strengthen our cash flow generation and liquidity. We believe that our cash on hand and cash flows generated from operating activities and our 2013 Revolving Credit Facility, as recently amended, will provide sufficient liquidity over the next twelve months to fund our working capital needs and scheduled payments on our debt.

We expect to fund our long-term liquidity requirements from operating and financing activities.
Share Repurchase Program
In 2014, our shareholders approved a share repurchase program for the repurchase of 8.0 million shares of our common stock through May 20, 2016. The Board of Directors then authorized the expenditure of up to $30.0 million for share repurchases. In May 2015, we completed this program by repurchasing 7.3 million shares of our common stock for a total of $30.0 million at an average price of $4.12 per share. At our annual general meeting of shareholders in May 2015, a new share repurchase program was approved for the repurchase up to 10.0 million shares of our common stock through May 2017. Under our credit facilities, as recently amended, we are prohibited from paying dividends and repurchasing shares through March 31, 2018.
Sources and Uses of Cash
The following table provides a comparison of our net cash provided by operating activities for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014	Change
	(in thousands)
Cash flow from operating activities:
Net income	$139,822	$120,213	$19,609
Depreciation expense	175,778	142,790	32,988
Amortization of deferred revenue	(65,827)	(83,324)	17,497
Amortization of deferred costs	20,119	39,642	(19,523)
Amortization of deferred financing costs	7,971	7,465	506
Amortization of debt discount	702	582	120
Deferred income taxes	1,306	3,380	(2,074)
Share-based compensation expense	8,439	7,532	907
Changes in operating assets and liabilities, net	74,169	85,593	(11,424)
Net cash provided by operating activities	$362,479	$323,873	$38,606
The increase in net cash provided by operating activities was primarily due to fleet collections of revenue at higher contractual dayrates and contributions from cost savings initiatives for the nine months ended September 30, 2015. This increase was partially offset by mobilization revenues received and higher amount of interest paid being recorded outside of operating cash flows to capital expenditures in investing activities prior to placing drillships into service for the nine months ended September 30, 2014.
The following table provides a comparison of our net cash used in investing activities for the nine months ended September 30, 2015 and September 30, 2014:

	Nine Months Ended September 30,
	2015	2014	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(143,324)	$(749,686)	$606,362
Net cash used in investing activities	$(143,324)	$(749,686)	$606,362
The decrease in capital expenditures resulted primarily from decreased newbuild drillship construction activities. The payments in 2014 included the final payment for the Pacific Sharav and milestone payments for the Pacific Zonda to SHI.

The following table provides a comparison of our net cash provided by (used in) financing activities for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended September 30,
	2015	2014	Change
	(in thousands)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	$(456)	$174	$(630)
Proceeds from long-term debt	265,000	360,000	(95,000)
Payments on long-term debt	(478,168)	(5,625)	(472,543)
Payments for financing costs	(500)	(500)	—
Purchases of treasury shares	(21,760)	—	(21,760)
Net cash provided by (used in) financing activities	$(235,884)	$354,049	$(589,933)
The increase in cash used in financing activities during the nine months ended September 30, 2015, as compared to the same period in 2014, resulted from the repayment of $286.5 million for the 2015 Senior Unsecured Bonds at maturity, higher scheduled amortization payments, payments to reduce outstanding debt, lower debt amounts drawn, and $21.8 million used to purchase treasury shares.
Description of Indebtedness
8.25% Senior Unsecured Bonds due 2015. On February 23, 2015, we repaid the outstanding principal and accrued interest on the 2015 Senior Unsecured Bonds.
7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, an indirect, wholly-owned subsidiary of ours, completed a private placement of $500.0 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017.
Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and we, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem.
5.375% Senior Secured Notes due 2020. On June 3, 2013, we completed a private placement of $750.0 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable semiannually on June 1, and December 1, and mature on June 1, 2020.
Senior Secured Term Loan B due 2018. On June 3, 2013, we entered into a $750.0 million senior secured term loan. The maturity date for the Senior Secured Term Loan B is June 3, 2018.
2013 Revolving Credit Facility. On June 3, 2013, we entered into the 2013 Revolving Credit Facility, which as amended by the Fifth Amendment, permits loans to be extended up to a maximum sublimit of $500.0 million and permits letters of credit to be issued up to a maximum sublimit of $300.0 million, subject to a $500.0 million overall facility limit.
2014 Revolving Credit Facility. On October 29, 2014, we entered into the 2014 Revolving Credit Facility with an aggregate principal amount of up to $500.0 million. On October 26, 2015, we repaid all amounts outstanding under the 2014 Revolving Credit Facility, and, in connection with our rescission of the Construction Contract for the Pacific Zonda, the 2014 Revolving Credit Facility terminated effective as of October 30, 2015.
For further information, see Notes 4 and 11 to the unaudited condensed consolidated financial statements included in this Form 6-K, and Note 4 to our consolidated financial statements included in our 2014 Annual Report.
Custom Bonds
As of September 30, 2015, we were contingently liable under certain performance, bid and custom bonds totaling approximately $224.2 million issued as security in the normal course of our business. See Note 7 to the unaudited condensed consolidated financial statements.

Derivative Instruments and Hedging Activities
We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 5 to the unaudited condensed consolidated financial statements.
Off-Balance Sheet Arrangements
Currently, we do not have any off-balance sheet arrangements.
Contractual Obligations
The table below sets forth our contractual obligations as of September 30, 2015:

	Remaining three months	For the years ending December 31,
Contractual Obligations	2015	2016-2017	2018-2019	Thereafter	Total
	(in thousands)
Long-term debt(a)	$44,792	$679,167	$1,469,166	$750,000	$2,943,125
Interest on long-term debt(b)	41,183	316,708	153,886	17,020	528,797
Operating leases	601	4,731	4,264	10,223	19,819
Purchase obligations(c)	105,382	14,516	—	—	119,898
Total contractual obligations(d)(e)	$191,958	$1,015,122	$1,627,316	$777,243	$3,611,639
__________________________________

(a)	Includes current maturities of long-term debt. Amounts are based on principal balances excluding debt discounts.

(b)
Interest payments are based on our existing outstanding borrowings as of September 30, 2015. Amounts assume no refinancing of existing long-term debt and no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR as of September 30, 2015 and includes the impact of our outstanding interest rate swaps.

(c)
Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)
Contractual obligations do not include approximately $22.8 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheet as of September 30, 2015. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

(e)
On October 29, 2015, we exercised our right to rescind the construction contract for the Pacific Zonda due to SHI’s failure to timely deliver a vessel that substantially met the criteria required for completion of the vessel in accordance with the construction contract and its specifications. As such, contractual obligations for high-specification drillships are not included in the table above. See Note 11 to the unaudited condensed consolidated financial statements.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

Critical Accounting Estimates and Policies
The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.
For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2014 Annual Report. During the three and nine months ended September 30, 2015, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Form 6-K and in Note 2 to our consolidated financial statements included in our 2014 Annual Report.

FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Expectations or beliefs are expressed in good faith and believed to have a reasonable basis when made; however, we cannot assure you that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements can be identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “our ability to,” “plan,” “predict,” “project,” “subject to,” “will” and similar terms and phrases, and negatives of such terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Form 6-K. These risks include the risks that are identified under Item 3, “Risk Factors” in our 2014 Annual Report.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk
We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.
Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 5 and Note 6 to the unaudited condensed consolidated financial statements. As of September 30, 2015, our net exposure to floating interest rate fluctuations on our outstanding debt was $415.6 million, based on floating rate debt of $1,528.1 million less the $1,112.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the 2013 Revolving Credit Facility as no amounts were borrowed under the facility subject to floating interest rates as of September 30, 2015. A 1% increase or decrease to the overall variable interest rate charged to us on our net floating interest rate exposure would increase or decrease our interest expense by approximately $4.2 million on an annual basis as of September 30, 2015.
Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2014 Annual Report. There have been no material changes to these previously reported matters during the three and nine months ended September 30, 2015.

PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
See Note 7 to the unaudited condensed consolidated financial statements.
Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our 2014 Annual Report, which could materially affect our business, financial condition or future results. During the three and nine months ended September 30, 2015, there have been no significant changes in our risk factors as described in our 2014 Annual Report.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 — Defaults Upon Senior Securities
None.
Item 4 — Mine Safety Disclosures
Not applicable.
Item 5 — Other Information
On November 5, 2015, we entered into Amendment No. 5 to the SSCF and the Fifth Amendment to the 2013 Revolving Credit Facility to, among other matters: (i) amend certain of the financial covenants; and (ii) increase the cash sublimit on the 2013 Revolving Credit Facility from $300.0 million to $500.0 million. See Note 11 to the unaudited condensed consolidated financial statements.
The descriptions of Amendment No. 5 and the Fifth Amendment contained in this Form 6-K do not purport to be complete and are qualified in their entirety by reference to the full text of Amendment No. 5 and the Fifth Amendment, which we expect to file as exhibits to our Annual Report on Form 20-F for the year ending December 31, 2015.
Item 6 — Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	November 9, 2015	By	/s/ Paul T. Reese
Paul T. Reese
Chief Financial Officer